EXHIBIT 99.1

Notifiable trading – Equinor ASA

The following primary insiders in Equinor ASA (OSE: EQNR, NYSE: EQNR) have on 26 July 2019 bought shares in Equinor ASA:

Jon Erik Reinhardsen, chair of the board of directors in Equinor ASA, has bought 2,000 shares in Equinor ASA at a price of NOK 159,50 per share. Reinhardsen will after the transaction in total hold 4,584 shares in Equinor ASA.

Eldar Sætre, chief executive officer in Equinor ASA, has bought 6,000 in Equinor ASA at a price of NOK 159,8153 per share. Sætre will after the transaction in total hold 80.755 shares in Equinor ASA.

Svein Skeie, senior vice president in Equinor ASA, has bought 2,500 shares in Equinor ASA at a price of NOK 159,787 per share. Skeie will after the transaction in total hold 36,966 shares in Equinor ASA.

Ørjan Kvelvane, senior vice president in Equinor ASA, has bought 5,000 shares in Equinor ASA at a price of NOK 159,76 per share. Kvelvane will after the transaction in total hold 8,460 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act